VF 10-16-03

SD 10/17/03



03051638

...ED STATES
...EXCHANGE COMMISSION
...ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 36999



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July, 1 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Advisory & Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3390 Auto Mall Drive Suite 200
(No. and Street)

Westlake Village (City) California (State) 91362 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Sanada (805) 371-8020 X 249
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Jerry Sanada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Advisory & Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Ventura
Subscribed and sworn (or affirmed) to before me this 28 day of August, 2003 Lee H. Falberg Notary Public

Lee H. Falberg
Notary Public

Signature

Principal
Title



LEE H. FALBERG
COMM. #1422519
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
JUNE 6, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Alliance Advisory & Securities, Inc.

I have audited the accompanying statement of financial condition of Alliance Advisory & Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Subsequent to the issuance of the company's June 30, 2003 financial statements and my report dated August 4, 2003, I became aware that those financial statements did not include a required reconciliation of net capital computation. In my original report I expressed an unqualified opinion on the June 30, 2003 financial statements, and my opinion on the revised statements, as expressed herein, remains unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alliance Advisory & Securities, Inc. as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 4, 2003

Date of original report, except as to the second paragraph above and Note 10 and Schedule I, which are as of September 26,2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7

Alliance Advisory & Securities, Inc.
Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$ 49,915
Accounts receivable, net of allowance for doubtful accounts of $8,800	26,513
Deposit held at clearing firm	35,000
Furniture and equipment, net of $16,304 accumulated depreciation	1,908
Securities, not readily marketable	2,475
Prepaid expenses	2,628
Other assets	23
Total assets	$ 118,462

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 291
Accrued payroll expenses	280
Commissions payable	3,297
Bank lines of credit	13,082
Income taxes payable	461
Security deposit	1,000
Deferred income taxes payable	1,569
Total liabilities	19,980
Stockholders' equity	
Common stock, no par value; 1,000,000 shares authorized; 106,000 shares issued and outstanding	1,000
Additional paid-in capital	14,000
Retained earnings	83,482
Total stockholders' equity	98,482
Total liabilities & stockholders' equity	$ 118,462

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Commissions and fees income	$ 485,601
Realized gains (losses) on not readily marketable securities	(825)
Interest and dividend income	402
Total revenue	485,178
Expenses	
Employee compensation and benefits	428,591
Commissions and floor brokerage	76,183
Communications	2,287
Interest expenses	1,542
Occupancy and equipment rental	25,256
Taxes, other than income taxes	4,526
Other expenses	30,360
Reimbursed expenses	(91,831)
Total expenses	476,914
Income (loss) before income tax provision	8,264
Income tax provision (benefit)	
Income tax provision (benefit), including deferred income tax benefits of $2,722	(1,461)
Total income tax provision (benefit)	(1,461)
Net income (loss)	$ 9,725

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total
Balance, at June 30, 2002	$ 1,000	$ 14,000	$ 73,757	$ 88,757
Net income (loss)	–	–	9,725	9,725
Balance, at June 30, 2003	$ 1,000	$ 14,000	$ 83,482	$ 98,482

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2003

Cash flow from operating activities:		
Net income (loss)		$ 9,725
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 2,084	
Realized loss on not readily marketable securities	825	
(Increase) decrease in:		
Accounts receivable	2,714	
Prepaid expenses	(2,328)	
Other assets	14	
(Decrease) increase in:		
Accounts payable	(6,394)	
Accrued payroll	193	
Commissions payable	(148)	
Income taxes payable	(3,637)	
Deferred income taxes payable	1,376	
Total adjustments		(5,301)
Net cash and cash equivalents provided by operating activities		4,424
Cash flows from investing activities:		
Cash flows from financing activities:		
Repayment of bank line of credit	(7,340)	
Net cash and cash equivalents used in financing activities		(7,340)
Net decrease in cash and cash equivalents		(2,916)
Cash and cash equivalents at the beginning of the year		52,831
Cash and cash equivalents at the end of the year		$ 49,915

Supplemental disclosure of cash flow information:

Cash paid during the period ended June 30, 2003	
Income taxes	$ 800
Interest	$ 1,542

The accompanying notes are an integral part of these financial statements.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Alliance Advisory & Securities, Inc. (the "Company") was founded in the State of California in May of 1982 under the name Polycomp Financial Group, Inc. In July of 1985 the Company changed its name to Petra Financial Group, Inc. and in May of 1991 the Company changed its name to Alliance Advisory & Securities, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company provides financial planning, consulting, insurance and brokerage services to 120 clients, primarily located in California's Orange and Ventura counties. Five (5) clients contribute 10% of the Company's revenues.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company records commission income and expenses when they are earned.

Securities transactions for the Company's customers are executed and cleared by RBC Dain Correspondent Services, on a fully disclosed basis. Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Trade receivables are stated at face amount with an allowance for doubtful accounts. The allowance of $8,800 for doubtful accounts is managements estimate of all accounts which are probable of becoming uncollectible.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years.

The Company provides for deferred taxes resulting from timing differences between financial and taxable income. The timing differences results principally from preparing income tax returns on the cash basis method and financial statements on the accrual basis method, and from using different depreciation methods for tax returns and financial statements.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Note 2: ACCOUNTS RECEIVABLE, NET

Accounts receivable at June 30, 2003 consisted of the following:

Commissions and fees receivable	$ 32,230
Receivable from advisors and employees	3,083
Total receivables	35,313
Allowance for doubtful accounts	(8,800)
Total accounts receivable, net	$ 26,513

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $35,000 with RBC Dain Correspondents Services as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 4: FURNITURE AND EQUIPMENT

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture equipment	$ 18,212	5 - 7
Less accumulated depreciation	(16,304)	
Furniture and equipment, net	$ 1,908	

Depreciation expense for the year ended June 30, 2003 was $2,084.

Note 5: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 300 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche expired on June 28, 2002. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $2,475.

Note 6: INCOME TAXES

The income tax provision (benefit) consisted of the following at June 30, 2003:

Current federal income taxes	$ 461
Current state income taxes	800
Current income tax provision	1,261
Federal deferred tax expense (benefit)	(3,111)
State deferred tax expense (benefit)	389
Deferred tax expense (benefit)	(2,722)
Total income tax expense (benefit)	$ (1,461)

Note 6: INCOME TAXES
(Continued)

The deferred income taxes payable arise as a result of temporary differences in the treatment of depreciation of capitalized assets for income tax purposes and for financial reporting, and future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes.

Note 7: BANK LINE OF CREDIT

The Company has two credit lines with a bank, a commercial line of credit for $50,000 and an overdraft protection line of credit for $10,000. Interest is payable monthly at prime plus 2% and an annualized rate of 16.996%, respectively. As of June 30, 2003, the Company had a balance of $13,082 in its commercial line.

Note 8: RELATED PARTY TRANSACTIONS

The Company rents office space from a partnership, on a month to month basis, in which the Company's majority shareholder, Alliance Financial Group, Inc. (AFG), owns 75%. For the year ended June 30, 2003 the Company paid $25,256 to this partnership, included in occupancy and equipment rental.

The Company pays all salaries and provides all office supplies and services for itself and AFG. For the year ended June 30, 2003, AFG reimbursed the Company $43,857 for some or all of these expenses, included in reimbursed expenses on the income statement..

The Company also received reimbursement from some of its brokers for rent and insurance.

Included in reimbursed expenses is rental income from tenants the Company subleases office space to on a month to month basis.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2003, the Company's net capital of $87,078 exceeded the minimum net capital requirement by $82,078; and the Company's ratio of aggregate indebtedness ($18,411) to net capital was 0.21 to 1, which is less than the 15 to 1 maximum ratio allowed.

Alliance Advisory & Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 85,350
Adjustments:		
Retained earnings	$ 2,831	
Deferred taxes payable	1,569	
Non–allowable assets	(2,053)	
Haircuts and undue concentration	(619)	
Total adjustments		1,728
Net capital per audited statements		$ 87,078

Alliance Advisory & Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2003

Computation of net capital

Stockholders' equity		
Common stock	$ 1,000	
Additional paid-in capital	14,000	
Retained earnings	83,482	
Total stockholders' equity		$ 98,482
Add: Additions to net capital		
Deferred taxes payable	1,569	
Total additions		1,569
Total capital and allowable additions		100,051
Less: Non allowable assets		
Accounts receivable greater than 30 days	(5,140)	
Furniture and equipment, net	(1,908)	
Securities, not readily marketable	(2,475)	
Prepaid expenses	(2,628)	
Other assets	(23)	
Total non allowable assets		(12,174)
Net capital before haircuts and undue concentration		87,877
Haircuts and undue concentration		
Haircuts on money market and money funds	(799)	
Undue concentration	-	
Total haircuts and undue concentration		(799)
Net capital		87,078
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,227	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 82,078
Percentage of aggregate indebtedness to net capital	0.21:1	

There was a difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. (See note 10)

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2003

A computation of reserve requirement is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of June 30, 2003

Information relating to possession or control requirements is not applicable to Alliance Advisory & Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Alliance Advisory & Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Alliance Advisory & Securities, Inc.

In planning and performing my audit of the financial statements of Alliance Advisory & Securities, Inc. for the year ended June 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Alliance Advisory & Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
August 4, 2003


SEC MAIL PROCESSING
OCT 1 4 2003
WASH, D.C.

Alliance Advisory & Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

October 6, 2003

To Whom it May Concern,

Enclosed please find Alliance Advisory & Securities, Inc. financial statements for the year ended June 30, 2003. The report previously received did not reconcile the $1,728 difference between the audited net capital and the FOCUS net capital. Please see Note 10.

If there are any further questions, please call.

Sincerely,



Kevin G. Breard, CPA

KGB:ala

K:\Word Perfect Files\Broker Dealer Audits\June 30, 2003\Alliance Advisory\Letter re amended audit.wpd


SEC MAIL PROCESSING
RECEIVED
OCT 14 2003
WASH. D.C.
187
SECTION

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7